        FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on January 21, 2009 that the Company Announces Delivery and Financing of Recently Acquired Vessel, Delivery of Recently Sold Vessel and Conclusion of Additional FFA Contracts.

EXHIBIT 1

Euroseas Ltd. Announces Delivery And Financing Of Recently Acquired Vessel, Delivery of Recently Sold Vessel And Conclusion Of Additional FFA Contracts.

01/21/09 Maroussi, Athens, Greece - Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it has taken delivery of M/V Solar Europe, a handymax drybulk carrier of 46,667 dwt built in 1998 in Japan. The vessel, acquired for $18 million as previously announced, will be renamed M/V Monica P. The acquisition was financed with equity and a $10 million loan facility. M/V Monica P will be employed in the Bulkhandling pool managed by Klaveness.

Furthermore, the Company delivered to her new owners M/V Ioanna P, a panamax drybulk vessel of 64,873 dwt built in 1984 in Japan, one of the eldest vessels in its fleet. The vessel was sold for approximately $3.85 million.

The Company also announced that it contracted additional coverage on the Freight Forward Agreement ("FFA") market for 2009 and 2010. For 2009, the Company has sold to-date FFA contracts on the panamax index totalling 585 days with an average time charter equivalent rate of approximately $11,500 per day. For 2010, the Company has sold to-date FFA contracts on the panamax index totalling 995 days with an average time charter equivalent rate of approximately $12,700 per day. The panamax index refers to a modern panamax dry bulk carrier. All FFA contracts that the Company sold are cleared.

Following the sale of the M/V Ioanna P, the acquisition of M/V Monica P and  the conclusion of above mentioned FFA contracts approximately 53% of Euroseas total fleet days of 2009 and approximately 36% in 2010 will be fixed under period charters, already concluded spot charters, FFA contracts, or, otherwise protected from market fluctuations.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are pleased to announce taking delivery of the handymax vessel we recently acquired which alongside the sale of one of the oldest vessels in our fleet has initiated our fleet renewal program.  Our ability to secure 55% financing of the acquisition price in such challenging times underlines our good standing with our bankers, and, gives us confidence to continue with our investment plan.

We are also pleased to announce that our newly acquired vessel will be employed in the Bulkhandling pool managed by Klaveness. While expanding our close relationship with Klaveness, we continue to pursue various employment options for our vessels that include physical charters, charter extensions at our option to protect our downside, FFA contracts and pool employment.”

Fleet Profile:

Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool	Spot
ARISTIDES N.P.	Panamax	69,268		1993	Spot	Spot
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool	Spot
NIKOLAOS P.	Handysize	34,750		1984	Spot	Spot
GREGOS	Handysize	38,691		1984	Spot	Spot
Total Dry Bulk Vessels	5	259,110

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	Open	Open
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Jan-09	$15,250
OEL INTEGRITY (ex-JONATHAN P)	Handy size	33,667	1,932	1990	TC ‘til Apr-09 ’til Oct-09 (owner’s option)	$11,000 $7,000 (owner’s option)
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Oct-09 ‘til Oct-10 (owner’s option)	$12,000 $10,000 (owner’s option)
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-10	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$5,950
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	16	555,365	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas` operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 handymax drybulk carrier, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 259,110 dwt, its 10 container ships have a cargo capacity of 17,787 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company`s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as expects, intends, plans, believes, anticipates, hopes, estimates, and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company`s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company`s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  January 21, 2009

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President